

11007612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________.

Commission file number: 001-01185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426


KPMG

GENERAL MILLS 401(k) SAVINGS PLAN

Financial Statements and Supplementary Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the General Mills 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
May 26, 2011

GENERAL MILLS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:		
Investments, at fair value:		
Plan's interest in Master Trust	$ 2,386,432,194	$ 2,175,248,661
Directed brokerage fund	81,697,602	67,941,380
Total investments	2,468,129,796	2,243,190,041
Receivables:		
Employer contributions	2,079,870	2,445,117
Employee contributions	—	2,236,068
Interest and dividends	2,373	3,463
Notes receivable from participants	40,840,329	36,902,350
Miscellaneous	324,305	796,009
Total assets	2,511,376,673	2,285,573,048
Liabilities:		
Accounts payable	1,201,332	991,679
Total liabilities	1,201,332	991,679
Net assets reflecting all investments at fair value	2,510,175,341	2,284,581,369
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	33,914,710	58,395,840
Net assets available for benefits	$ 2,544,090,051	$ 2,342,977,209

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Net assets available for benefits at beginning of year	$ 2,342,977,209
Net investment income:	
Plan's interest in income from Master Trust	183,065,238
Net realized gain on directed brokerage fund	11,926,019
Net unrealized loss on directed brokerage fund	(2,689,569)
Participant loan interest	2,011,538
Total net investment income	194,313,226
Contributions:	
Employees	98,713,231
Employee rollovers	2,546,283
Employer	54,149,601
Total contributions	155,409,115
Distributions from net assets:	
Administrative expenses	(3,546,039)
Distributions to participants/beneficiaries	(145,063,460)
Total distributions	(148,609,499)
Net assets available for benefits at end of year	$ 2,544,090,051

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description and the plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by the Vice President, Compensation and Benefits. The Plan is a defined contribution employee benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions.

The Plan was amended and restated effective January 1, 2010. Effective April 1, 2010, Company matching contributions are invested in the same funds as employee contributions. Prior to April 1, 2010, Company matching contributions were made by allocations of shares of General Mills common stock, which were credited to each employee's account in the employee stock ownership plan (ESOP Fund). The percentage of compensation contributed to the Plan by employees, which is eligible for Company matching, and the level of Company matching contributions vary among employee classifications. Additionally, the Plan was amended on September 1, 2002 to allow eligible participants to make catch-up contributions.

Under the Plan, nonhighly compensated employees of General Mills may elect to contribute up to 50% of their compensation and highly compensated individuals may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax basis. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event can be more than 50% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees, excluding catch-up contributions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(b) Adoption of New Accounting Standards

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-25 (ASU 2010-25) clarifying the classification and measurement of participant loans by defined contribution pension plans. ASU 2010-25 requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $40,840,329 and $36,902,350 at December 31, 2010 and 2009, respectively, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 requires additional disclosures regarding significant transfers in and out of Level 1 and Level 2 fair

(Continued)

value measurements, including a description of the reasons for the transfers. Further, this ASU requires additional disclosures about purchases, sales, issuances, and settlements relating to the activity in Level 3 fair value measurements. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements relating to the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Plan's financial statements.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(d) ***Employer Contributions***

The Plan provides for matching contributions by the Company, as defined by the Plan. For non-union employees, the Company will contribute 50% of every dollar up to 6% of earnable compensation. In addition, for non-union employees, the Company may add up to another 50% of every dollar up to 6% of earnable compensation after the close of each fiscal year, as an annual variable match. The amount of the variable match is based on the Company's achievement of certain performance goals. An annual make-up match is calculated at both calendar year-end and fiscal year-end to ensure that a participant receives the maximum Company match.

For union employees, the Plan provides for matching contributions by the Company based on the collective bargaining agreement.

(e) ***Risks and Uncertainties***

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(f) ***Concentration of Market Risk***

At December 31, 2010 and 2009, approximately 24% and 25%, respectively, of the Plan's net assets were invested in the common stock of General Mills. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(Continued)

(g) Investments

The statements of net assets available for benefits present the fair value of the Plan's investments and include an adjustment from fair value to contract value for the fully benefit-responsive investment contracts in the Master Trust. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the Master Trust.

Security transactions are recognized on the trade date. Dividend income and interest income are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.

The investments of the Plan in the GMI Investment Trust (the Master Trust) are valued at fair value (see note 6). Securities within the directed brokerage fund are valued based on quoted market prices in active markets.

(h) Subsequent events

Subsequent events have been evaluated through the date the report was issued.

(3) Participant Loans

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance at the time the loan is requested. Participants may have only two outstanding loans at any time and only one of these can be a primary residence loan. Loan terms range up to 54 months for a general-purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to 1% over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

(4) Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ended December 31, 2010, $682,614 was forfeited by participants and used to pay plan fees related to that year or offset Company contributions.

The Company's contributions vest in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

If a participant retires, dies while an active employee, or becomes totally and permanently disabled, or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of company service.

(5) Investments

Participants, at their discretion, may direct their contributions to any of the 16 investment options listed below, available through the Master Trust or in a separate brokerage account.

U.S. equity funds:
- Diversified U.S. Equity
- Aggressive Equity
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- S&P 500 Index
- Company Stock

International equity funds:
- Diversified International
- International Developed Markets
- International Emerging Markets

Fixed-income funds:
- Fixed Income
- U.S. Treasury

Balanced funds:
- Moderate Balanced
- Aggressive Balanced
- Conservative Balanced

Self-directed brokerage:
- Schwab Personal Choice Retirement Account

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets:

	December 31	
	2010	2009
General Mills, Inc. common stock	$ 604,622,963	$ 587,638,246

Accounting Standards Codification (ASC) 820 establishes and requires disclosure of a fair value hierarchy, separately for each major category of assets and liabilities, that segregates fair value measurements into levels (Levels 1, 2, and 3). Categorization of fair value measurements is based on the lowest level input that is significant to its measurement and is determined as follows: inputs using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the Plan's investments, excluding the Master Trust, that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2010 and 2009:

		2010			
Description		**Total**	**Level 1**	**Level 2**	**Level 3**
Directed brokerage fund, at fair value	$	81,697,602	80,541,352	1,156,250	-

		2009			
Description		**Total**	**Level 1**	**Level 2**	**Level 3**
Directed brokerage fund, at fair value	$	67,941,380	67,045,355	896,025	-

The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2010 and 2009.

(6) Master Trust

The pension and savings plans of the Company are invested in the Master Trust. BNY Mellon Asset Servicing (Mellon Trust) is the trustee and custodian of the Master Trust. Investment managers each manage a portion of the Master Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Master Trust are accounted for utilizing the following accounting policies:

- Investments are valued as follows:
  - Fixed-income securities and common and preferred stocks traded on national exchanges are valued by the trustee at closing prices on the valuation date.
  - Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.
  - Short-term investments are stated at cost, which approximates fair value.
  - Common/collective trusts are valued at unit values provided by the investment managers, which are based on the fair value of the underlying investments.
  - Investments in registered investment companies are valued based on the net asset value provided by the investment manager.
  - Investment contracts with insurance companies are valued at the fair value of the underlying assets. The underlying assets are reflected in the tables below as U.S. government and corporate debt securities.

  - Partnership investments are valued at fair value, which is generally based on the net asset value or capital balance as reported by the partnership subject to the review and approval of investment managers and their consultants. Distributions are classified according to descriptions provided by the partnership. As there is not a liquid market for some of the private equity investments, realization of the estimated fair value of such investments is dependent upon transactions between willing sellers and buyers.
  - Positions in the stock index and bond futures contracts are marked to market daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Gains and losses are reflected on a daily basis. These contracts are reflected in the tables below as other investments.
  - Option contracts are valued daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Unrealized appreciation or depreciation is recorded on a daily basis.

- Dividends, interest income, and administrative expenses are recorded on the accrual basis.
- The cost of investment securities sold is determined on the weighted average basis.
- Purchases and sales of securities are recorded on a trade-date basis.
- Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

(Continued)

The following table summarizes the Master Trust's investments that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2010 and 2009:

		2010			
Description		**Total**	**Level 1**	**Level 2**	**Level 3**
Master Trust Assets					
Debt securities					
Residential mortgage-backed securities	$	19,420,587	-	19,420,587	-
Commercial mortgage-backed securities		67,752,175	-	67,335,800	416,375
Collateralized debt obligations		42,886,918	-	41,013,148	1,873,770
U.S. government securities		121,842,541	121,842,541	-	-
Federal mortgage debt securities		132,814,495	-	132,355,900	458,595
Corporate debt securities		363,932,531	1,827,137	359,997,436	2,107,958
Common & preferred stock		-			
Banks and financial services industry		211,414,918	211,414,918	-	-
Technology industry		199,243,209	199,243,209	-	-
Oil, gas, and energy industry		152,159,836	152,159,836	-	-
Consumer goods and services industry		138,281,419	138,281,419	-	-
Healthcare and pharmaceutical industry		132,175,184	132,175,184	-	-
Computers and software industry		100,594,588	100,594,588	-	-
Media and communication industry		84,797,443	84,797,443	-	-
Transportation industry		45,633,208	45,633,208	-	-
Other		438,485,848	438,485,848	-	-
General Mills, Inc. common stock (a)		604,622,963	604,622,963	-	-
Common/collective trust (a)		1,114,910,117	-	1,114,910,117	-
Registered investment companies (a)		187,505,602	51,771,074	135,734,528	-
Limited partnership (a)		1,275,311	1,275,311	-	-
Other investments (a)		138,598,779	564,406	136,394,244	1,640,129
Written options (a)		(1,921,993)	(1,921,993)	-	-
Total Master Trust Assets	$	4,296,425,679	2,282,767,092	2,007,161,760	6,496,827

(a) Based on its analysis of the nature and risks of these investments, the Plan has determined that presenting them as a single class is appropriate.

(Continued)

Description	Total	Level 1	Level 2	Level 3
	2009			
Master Trust Assets:				
U.S. government securities	$ 63,308,549	63,308,549	-	-
Corporate debt	311,101,412	-	299,179,237	11,922,175
Common & preferred stock	1,304,508,955	1,304,508,955	-	-
General Mills, Inc. common stock	587,638,246	587,638,246	-	-
Common/collective trust	1,271,277,026	-	1,271,277,026	-
Registered investment companies	175,611,180	48,210,418	127,400,762	-
Limited partnership	606,210	606,210	-	-
Other investments	127,571,891	263,708	125,919,419	1,388,764
Written options	(1,679,642)	(1,679,642)		-
Total Master Trust Assets	$ 3,839,943,827	2,002,856,444	1,823,776,444	13,310,939

There were no transfers between Level 1 and 2 during the years ended December 31, 2010 and 2009.

The following table is a rollforward of the Level 3 investments during the year ended December 31, 2010:

Description	January 1, 2010	Total gains or losses (realized/ unrealized)	Purchases, sales, issuances, and settlements (net)	Transfers in	Transfers out	December 31, 2010
Debt securities						
Residential mortgage-backed securities	$ 673,803	184,840	(562,440)	20,328	(316,531)	-
Commercial mortgage-backed securities	1,905,397	642,120	(1,449,865)	-	(681,277)	416,375
Collateralized debt obligations	1,135,499	1,273,030	(447,369)	2,214,524	(2,301,914)	1,873,770
Federal mortgage debt securities	481,820	(130)	(23,095)	-	-	458,595
Corporate debt securities	7,725,656	10,753	(5,841,104)	312,653	(100,000)	2,107,958
Other investments	1,388,764	217,660	33,705	-	-	1,640,129
Total	$ 13,310,939	2,328,273	(8,290,168)	2,547,505	(3,399,722)	6,496,827
Net changes in net assets attributable to the change in unrealized gains or losses at December 31, 2010	$ 2,276,666					

In 2010, there were transfers between levels 2 and 3 due to changes in pricing availability. Availability of vendor coverage for a particular security may change over time. If no vendors provide pricing for a security, it is classified as a Level 3 security. If vendor pricing later becomes available on a Level 3 security, it will be reclassified as a Level 2 security. Conversely, if pricing for a Level 2 security is no longer available from a vendor, the security will be reclassified as a Level 3 security.

The following table is a rollforward of the Level 3 investments during the year ended December 31, 2009:

Description		January 1, 2009	Total gains or losses (realized/ unrealized)	Purchases, sales, issuances, and settlements (net)	Transfers in	Transfers out	December 31, 2009
Corporate debt	$	6,820,939	(749,880)	(497,809)	6,348,925	-	11,922,175
Common and preferred stock		374,755	-	-	-	(374,755)	-
Common/collective trust		939,257,752	-	-	-	(939,257,752)	-
Registered investment companies		177,976,383	-	-	-	(177,976,383)	-
Other investments		71,442,409	584,552	429,458	-	(71,067,655)	1,388,764
Total	$	1,195,872,238	(165,328)	(68,351)	6,348,925	(1,188,676,545)	13,310,939
Net changes in net assets attributable to the change in unrealized gains or losses at December 31, 2009	$	2,005,724					

In 2009, there were transfers out of Level 3 investments based on the Plan's adoption of ASU No. 2009-12 (ASU 2009-12) in which the net asset value of an investment may be used as a practical expedient to determining fair value. Fair value is defined as its current exit price and an investment's net asset value may differ from its current exit price but ASU 2009-12 concludes that cost and effort needed to determine these potential adjustments to net asset value to determine a fair value estimate would outweigh the financial reporting benefits. The Plan used ASU 2009-12 as guidance in transferring assets related to the common/collective trust, common and preferred stock, registered investment companies and other investments from a Level 3 classification at December 31, 2008 to a Level 2 classification at December 31, 2009. There was no change in basis for valuing the assets between Level 2 and Level 3. Management simply modified its interpretation of how these investments should be disclosed under ASC 820.

The Master Trust recognizes transfers into and out of every level on the first day of the reporting period.

Net assets, net investment income (loss), and gains and losses of the Master Trust are allocated to the pension and savings plans based on each plan's interest in the investment funds of the Master Trust. The Plan's interest in all of the investment funds of the Master Trust was 54% at December 31, 2010 and 53% at December 31, 2009.

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table summarizes the net assets of the Master Trust as of December 31, 2010 and 2009 and the net investment income of the Master Trust for the year ended December 31, 2010:

	December 31	
	2010	2009
Cash and cash equivalents (a)	$ 122,603,982	$ 226,095,619
U.S. government securities	121,842,541	63,308,549
Other debt securities	626,806,706	311,101,412
Common & preferred stock	1,502,785,653	1,304,508,955
General Mills, Inc. common stock	604,622,963	587,638,246
Common/collective trust	1,114,910,117	1,271,277,026
Registered investment companies	187,505,602	175,611,180
Limited partnership	1,275,311	606,210
Other investments	138,598,779	127,571,891
Written options	(1,921,993)	(1,679,642)
Fair value at end of year	4,419,029,661	4,066,039,446
Interest and dividends receivable	3,481,007	3,525,436
Net liability for unsettled investment activity	(14,353,868)	(16,333,868)
Other payables, net	(3,069,817)	(2,024,392)
Payable upon return of securities loaned	(8,459,950)	(60,549,783)
Net assets	$ 4,396,627,033	$ 3,990,656,839

(a) Includes cash collateral received of $8,459,950 and $60,549,783 for securities on loan at December 31, 2010 and 2009, respectively.

	Year ended December 31, 2010
Investment income (loss):	
Net appreciation (depreciation) in:	
Cash & cash equivalents	$ -
Securities lending gain	641,056
U.S. government securities	(442,765)
Other debt securities	35,472,744
Common & preferred stock	234,908,255
General Mills, Inc. common stock	3,111,630
Common/collective trust	144,136,422
Registered investment companies	12,142,063
Limited partnership	138,072
Other investments	(2,562,241)
Written options	(933,365)
Foreign currency contracts	6,721,785
Short sales	(8,353)
Changes in unrealized appreciation (depreciation)	433,325,303
Interest	26,688,717
Dividends and securities lending	37,455,530
Net investment income	$ 497,469,550

(a) Securities Lending

The Master Trust may loan securities in return for securities or cash collateral, which is invested in various corporate bonds, short-term fixed-income securities, and repurchase agreements. The Master Trust may receive compensation for lending securities in the form of fees or by retaining a portion of interest on the investment securities or cash received as collateral. The Master Trust also continues to receive interest or dividends on the securities loaned. Security loans are secured at all times by collateral, although the loans may not be fully supported at all times if, for example, the instruments in which cash collateral is invested decline in value or the borrower fails to provide additional collateral when required in a timely manner or at all. Collateral received from the borrower must be maintained at a minimum of 102% of the market value of the loaned securities throughout the life of the loan. Gains or losses in the market price of the securities loaned that may occur during the term of the loan are reflected in the value of the Master Trust. The risks from securities lending are that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of investments made with cash collateral received will be less than required to be returned to the borrowers.

Securities on loan to brokers from the Master Trust were valued at $8,248,813 and $58,754,602 at December 31, 2010 and 2009, respectively. For collateral, the Master Trust had received $8,459,950 and $60,549,783 in cash at December 31, 2010 and 2009, respectively. These are maintained in separately managed accounts. Fee income from securities lending amounted to $159,646 and $623,585 for the years ended December 31, 2010 and 2009, respectively. Due to market value fluctuations, the value of the investments purchased with cash collateral received is less than the amount due to brokers upon return of securities on loan. The Master Trust reviews periodically the amount of cash collateral received compared to the fair value of the investments inside the collateral pool. The difference in value was recorded as an unrealized loss in the amount of $251,904 and $358,584 as of December 31, 2010 and 2009, respectively, and is shown in the Plan's statements of net assets available for benefits as a reduction of the Plan's interest in the Master Trust. This difference in value is included in the statement of changes in net assets available for benefits as part of the Plan's interest in income from Master Trust.

(b) Futures Transactions and Foreign Exchange Contracts

In order to gain exposure to or attempt to protect itself from changes in the market, the Master Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Master Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Master Trust each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as gains and losses as a component of the Plan's interest in income from the Master Trust.

The Pooled International Developed Markets Fund contains foreign exchange contracts. The net valuation, in U.S. dollars, of the contracts totaled $943,075 and $(225,968) at December 31, 2010 and 2009, respectively. The position of the contracts is valued, and gains and losses are recorded, on a daily basis.

(c) ***Options Transactions***

In order to produce incremental earnings, attempt to protect gains, and facilitate buying and selling of securities for investment purposes, the Master Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Master Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Master Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

Boston Partners had 9,562 and 4,432 written options contracts outstanding with a market value of $(1,921,993) and $(1,679,642) and premiums received of $1,404,569 and $2,095,584 at December 31, 2010 and 2009, respectively.

(d) ***Investment Contracts with Insurance Companies***

The Master Trust contains investment contracts with AIG, Bank of America, and Aegon (formerly, Monumental Life). The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the companies. The fair value of the investment contracts at December 31, 2010 and 2009 was $695,442,757 and $623,932,885, respectively. The contracts are adjusted to contract value in the financial statements (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on an agreed-upon formula with the issuer and is reset quarterly. The crediting interest rate at December 31, 2010 and 2009 was 1.10% and 1.43%, respectively. The average yield at December 31, 2010 and 2009 was 3.78% and 7.05%, respectively.

(7) Company Stock Fund

The Company Stock Fund, which is available to certain plan participants through the Master Trust, consists of common stock of General Mills and cash for dividends and fractional shares. At December 31, 2010 and 2009, the market value of the shares held was $196,659,618 and $163,779,909, respectively, and the number of shares held was 5,525,699 and 2,312,949, respectively. At December 31, 2010 and 2009, the value of the cash held was $2,125,182 and $2,260,598, respectively. Participants should refer to the consolidated financial statements of General Mills, Inc. and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan.

(8) ESOP Fund

The ESOP Fund, which is available to certain plan participants through the Master Trust, consists of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Fund unless elected by the participant to receive a cash distribution. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund.

Participants may then elect to transfer balances from the ESOP Fund to any of the Plan's other investment funds, except the Company Stock Fund (note 7). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund. At December 31, 2010 and 2009, the market value of the shares held was $407,963,345 and $423,858,337, respectively, and the number of the shares held was 11,462,864 and 5,985,854, respectively.

(9) Tax Status

The Plan obtained its latest determination letter on March 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator and the Plan's tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(10) Parties in Interest

Mellon Trust is a party in interest under the Pension Reform Act with respect to the Plan. Investments held by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

Hewitt Associates is a party in interest with respect to the Plan and is the recordkeeper of the Plan, and Charles Schwab acts as the Broker for the self-directed brokerage account (Schwab Personal Choice Retirement Account). In the opinion of the Plan's management, transactions between the Plan and the recordkeeper are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the years ended December 31, 2010 and 2009 was $570,316 and $479,084, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

(11) Reconciliation of Financial Statements to Form 5500

	December 31	
	2010	2009
Net assets available for benefits as presented in these financial statements	$ 2,544,090,051	2,342,977,209
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(33,914,710)	(58,395,840)
Net assets available for benefits per the Form 5500	$ 2,510,175,341	2,284,581,369

(Continued)

	Year ended December 31, 2010
Net increase (decrease) in net assets available for benefits per the financial statements	$ 201,112,842
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	24,481,130
Net increase (decrease) in net assets available for benefits per the Form 5500	$ 225,593,972

Schedule

GENERAL MILLS 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Plan's interest in Master Trust*	Investments in three pooled funds that consist of Master Trust investment accounts and investments in common stock of the Company		$ 2,386,432,194
Directed brokerage fund*	Directed brokerage fund with investments directed by participants in the Plan		81,697,602
Participant loan fund**	Participant loan fund (7,637 loans outstanding with interest rates ranging from 4.25% to 10.50%)	$ —	40,840,329
Total			$ 2,508,970,125

* Participant-directed
** Party in interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By 
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: May 26, 2011.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 2-50327, 2-95574 and 33-27628) on Form S-8 of General Mills, Inc. of our report dated May 26, 2011, with respect to the statements of net assets available for benefits of the General Mills 401(k) Savings Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplementary schedule as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the General Mills 401(k) Savings Plan.

KPMG LLP

Minneapolis, Minnesota
May 26, 2011